TOMORROW FUNDS RETIREMENT TRUST

                                (INSTITUTIONAL CLASS)

                                    SERVICE PLAN

                                _______________, 1995


              WHEREAS, Tomorrow Funds Retirement Trust (the "Trust") engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended;

              WHEREAS, the trust has six series of Funds, each of which is a separate pool of assets with its own investment policies (the "Funds") and each Fund is divided into two separate classes: the Institutional Class and the Administration Class;

              WHEREAS, the Trust, on behalf of the Institutional Class of each Fund, desires to adopt a Service Plan and the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Service Plan will benefit each Fund and its Institutional Class shareholders; and

              WHEREAS, the Trust, on behalf of the Institutional Class of each Fund, employs institutions, including fiduciaries of qualified retirement plans and insurance companies with respect to their separate accounts (the "Service Organizations"), to act as nominees and record holders of Institutional Class Shares for their respective customers or plan participants who are or may become beneficial owners of Institutional Class Shares or to the holders of variable life and variable annuity products for which the insurance company separate accounts serve as funding vehicles (the "Customers") and to perform certain account administration and shareholder liaison services with respect to the Customers pursuant to Service Agreements between the Trust, on behalf of the Institutional Class of each Fund, and such Service Organizations (the "Agreements").

              NOW THEREFORE, the Trust, on behalf of the Institutional Class of each Fund, hereby adopts this Service Plan (the "Plan") on the following terms and conditions:

              1. (a) The Trust, on behalf of each Institutional Class of each Fund, is authorized to pay each Service Organization the monthly or quarterly service fee specified in the Agreement with such Service Organization for (1) administration services and (2) personal and account maintenance services performed and expenses incurred by the Service Organization in connection with such

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         Fund's Institutional Class Shares.  The fee paid for such services during any one year shall not exceed 0.25% of the average daily net asset value of the Institutional Class Shares of such Fund which are owned beneficially by or attributable to the Customers of such Service Organization during the period.

                   (b) Administration services and expenses for which a Service Organization may be compensated under this Plan include, without limitation, (i) acting as record holder and nominee of all Institutional Class Shares beneficially owned by Customers or beneficial holder of all Institutional Class Shares attributable to Customers; (ii) establishing and maintaining individual accounts and records with respect to Institutional Class Shares owned by or attributable to each Customer; (iii) processing and issuing confirmations concerning Customer orders to purchase, redeem and exchange Institutional Class Shares; (iv) receiving and transmitting funds representing the purchase price or redemption proceeds of such Institutional Class Shares; (v) providing such statistical and other information as may be reasonably requested by the Trust or necessary for the Trust to comply with applicable federal or state law; (vi) responding to investor requests for prospectuses; (vii) displaying and making prospectuses available on the Service Organization's premises and (viii) assisting Customers in completing application forms, selecting dividend and other account options and opening custody accounts with the Service Organization.

                   (c) Personal and account maintenance services and expenses for which a Service Organization may be compensated under this Plan include, without limitation, (i) providing facilities to answer inquiries and respond to correspondence with Customers and other investors about the status of their accounts or about other aspects of the Trust or the applicable Fund; and (ii) acting as liaison between Customers and the Trust, including obtaining information from the Trust and assisting the Trust in correcting errors and resolving problems.

                   (d) Appropriate adjustments to payments made pursuant to clause (a) of this paragraph 1 shall be made whenever necessary to ensure that no payment is made by the Trust on behalf of a Fund in excess of the applicable maximum cap imposed on asset based sales charges by subsection (d) of Section 26 of Article III of the Rules of Fair Practice of the National Association of Securities Dealers, Inc.

              2. This Plan shall not take effect as to any Fund until the Plan, together with any related agreements, has been approved for such Fund by votes of a majority of both (a) the Board of Trustees of the Trust and (b) those Trustees of the Trust who are not "interested persons" of the Trust and who have no direct or



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         indirect financial interest in the operation of the Plan or any agreements related to it (the "non-interested Trustees") cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements.

              3. This Plan shall remain in effect until and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2.

              4. The officers of the Trust shall provide the Board of Trustees of the Trust and the Board shall review, at least quarterly, a written report of services performed by and fees paid to each Service Organization under the Agreements and this Plan.

              5. This Plan may be terminated as to the Institutional Class of any Fund at any time by vote of a majority of the non-interested Trustees.

              6. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 2 hereof.

              7. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of the Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

              IN WITNESS WHEREOF, the Trust, on behalf of the Institutional Class of each Fund, has executed this Service Plan as of the day and year first written above.


                                  TOMORROW FUNDS RETIREMENT TRUST
                                  (on behalf of the Institutional Class of each Fund)



                                  By: _____________________________________



                                  Its: ____________________________________



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